Exhibit 4.2

DESCRIPTION OF SECURITIES

As of December 31, 2020, Dawson Geophysical Company (the “Company”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.01 per share, listed on the NASDAQ Stock Market under the symbol “DWSN.”

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to the Company’s Amended and Restated Certificate of Formation (the “Certificate of Formation”) and the Company’s Amended and Restated Bylaws (as amended, the “Bylaws”), which are exhibits to this Annual Report on Form 10-K and are incorporated by reference herein. The following description may not contain all of the information that is important to you. To understand them fully, you should read the Company’s Certificate of Formation and Bylaws, as amended, and the applicable provisions of the Texas Business Organizations Code.

Authorized Capital Stock

The Company’s authorized capital stock consists of 35,000,000 shares of common stock, par value $0.01 per share, and 4,000,000 shares of preferred stock, par value $1.00 per share. As of March 16, 2021, there were 23,487,072 shares of common stock outstanding and zero shares of preferred stock outstanding.

Common Stock

Dividend Rights

We can pay dividends if, as and when declared by our Board of Directors, subject to compliance with limitations imposed by law. The holders of our common stock will be entitled to receive and share equally in these dividends as they may be declared by our Board of Directors out of funds legally available for such purpose. If we issue preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights

Each holder of our common stock is entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Directors will be elected by a plurality of the shares actually voting on the matter. If we issue preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation Rights

In the event of liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of our common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of the Company available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of a liquidation or dissolution.

Preferred Stock

Our Board of Directors is authorized to fix and determine the relative rights and preferences of the shares of any series of our preferred stock and to provide for the issuance of the preferred stock. The holders of our preferred stock may have preferences over holders of our common stock in the payment of dividends, upon liquidation of the Company, in respect of voting rights and in the redemption of the capital stock of the Company. Series of preferred stock issued by the Company may also, in the discretion of our Board of Directors, be made convertible into our common stock or other securities and may have sinking fund requirements.

Our Certificate of Formation and Bylaws; Anti-Takeover Effects of Texas Law

Authorized but Unissued Capital Stock

We have authorized but unissued shares of preferred stock and common stock, and our board of directors may authorize the issuance of one or more series of preferred stock without shareholder approval.

Board Classification

If our Board of Directors were increased to nine (9) directors, it may, by resolution, divide into three equal classes. If our Board of Directors effects a board classification, the directors in each class will serve for a three-year term, one class being elected each year by our shareholders. In addition, our Certificate of Formation provides that directors may only be removed for cause by the affirmative vote of the holders of eighty percent (80%) or more of the outstanding shares of common stock of the Company. Additionally, the provisions in our Certificate of Formation concerning the supermajority vote for director removal may not be amended, altered, changed or repealed in any respect unless such action is approved by the affirmative vote of the holders of eighty percent (80%) or more of the outstanding shares of our common stock.

Supermajority Vote for Certain Business Combinations

Our Certificate of Formation provides that the affirmative vote of the holders of eighty percent (80%) of the outstanding shares of our common stock is required for the approval or authorization of (1) any merger or consolidation of the Company with or into another corporation or entity or (2) any sale of all or substantially all of the Company’s assets to another corporation or entity. Additionally, the provisions in our Certificate of Formation concerning the supermajority vote for certain business combinations may not be amended, altered, changed or repealed in any respect unless such action is approved by the affirmative vote of the holders of eighty percent (80%) or more of the outstanding shares of our common stock.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our Board of Directors.

Ability of the Board of Directors to Amend or Repeal the Bylaws

Our Certificate of Formation vests the power to alter, amend or repeal the Bylaws in our Board of Directors. The Bylaws provide that this power is subject to repeal or change by action of our shareholders.

Business Combinations under Texas Law

A number of provisions of Texas law, our Certificate of Formation and Bylaws could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with our Board of Directors.

We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the Texas Business Organizations Code (the “Texas Business Combination Law”). That law provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” An “affiliated shareholder” is generally defined as (i) the holder of 20% or more of the corporation’s voting shares or (ii) a person who, during the preceding three year period, was a holder of 20% or more of the corporation’s voting shares. The law’s prohibitions do not apply if:

●	the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

●	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

Because we have a class of voting shares registered under the Exchange Act, we are considered an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

●	the business combination of an issuing public corporation: where the corporation’s original charter or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its charter or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;
●	a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;
●	a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and
●	a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither our Certificate of Formation nor our Bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a non-negotiated merger or other business combination involving the Company, even if that event would be beneficial to our shareholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219 and its telephone number is (800) 937-5449.